Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2021, 2020 and 2019
(in millions, except per share data)

	Year Ended December 31,
	2021	2020	2019
Basic:

Net income	$142.8	$133.3	$184.4
Weighted average number of common shares during the period	42.0	41.9	41.7

Net income per share - basic	$3.40	$3.18	$4.42

Diluted:

Net income	$142.8	$133.3	$184.4
Weighted average number of common shares during the period	42.0	41.9	41.7
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	—	—	0.1
Common stock units related to deferred compensation for employees	—	—	—
Restricted common stock units related to incentive compensation	0.2	0.1	0.1
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42.2	42.0	41.9

Net income per share – diluted	$3.39	$3.17	$4.40

Percentage of dilution compared to basic net income per share	0.3%	0.3%	0.5%